UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 9, 2010

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL OAO ANNOUNCES LAUNCH OF CONSTRUCTION OF GRINDING-MIXING COMPLEX FOR
PORTLAND BLAST-FURNACE SLAG CEMENT PRODUCTION

Chelyabinsk, Russia – December 09, 2010. - Mechel OAO (NYSE: MTL), one of the
leading Russian mining and metals companies, announces launch of construction of complex for Portland blast-furnace slag cement production with 1.6 mln tonnes capacity by its subsidiary, Mechel Materials OOO. The construction is held on the premises of Chelyabinsk Metallurgical Plant OAO.
The assembly works of the main manufacturing equipment at grinding-mixing complex with capacity of 1.6 mln tonnes of Portland blast-furnace slag cement per annum will start in December this year. The main raw material will be blast furnace slag produced by Chelyabinsk Metallurgical Plant OAO, which will result in non-waste production of pig iron at the facility. This complex will be the first Russian facility producing high quality Portland blast-furnace slag cement of certain grade (CEMIII/А).
Portland blast-furnace slag cement is widely used for production of reinforced concrete goods and constructions that require curing as well as production of constructions used in humid conditions or hot workshops, and building of ground and underground constructions which are exposed to hostile conditions. This material is widely used in construction industry and proved its efficiency while building hydroelectric power plants and workshops of steel and heavy industries.
The general contractor is Austrian FMW GmbH, the financing is provided by
Unicredit (Austria) and Commerzbank Aktiengesellschaft (Germany). The amount to be invested is estimated at 110 mln euros. The commissioning of a grinding-mixing complex is planned for the 2nd quarter of 2012.
Oleg Matyushenko, CEO of Mechel Materials OOO, commented on the event: “The commissioning of the complex for Portland blast-furnace slag cement production will allow to arrange cost-effective production based on slag, produced by
Chelyabinsk Metallurgical Plant, which is a by-product in pig iron production.
Employing this method will help both utilization and rational use of waste products from blast-furnace workshop at Chelyabinsk Metallurgical Plant, which will allow for additional synergy.”

Mechel OAO
Ekaterina Videman
Phone: + 7 495 221-88-88
ekaterina.videman@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, ferrochrome, ferrosilicon, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: December 9, 2010	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO